PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

07027513

SEC MAIL PROCESSING
RECEIVED
OCT 22 2007
WASH. D.C.
186 SECTION

15th October 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 15th October 2007.

"Mauritania Update"

Yours faithfully

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 10/23

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Premier Oil plc
Mauritania Update

Further to our announcement in March 2007 of the intention to dispose of our interests in Mauritania, Premier today announces that discussions with a preferred bidder have terminated.

Since the original announcement of our intention to dispose of our Mauritanian interests, Petronas Australia Pty Limited, a subsidiary of Petroliam Nasional Berhad ("Petronas") has announced the purchase of Woodside Energy Ltd's Mauritanian subsidiaries. Petronas will assume the operatorship of the Mauritanian blocks in which Premier holds an interest when that transaction completes, expected in November 2007.

Petronas is a current partner of Premier in the Anoa field in Indonesia and is a former strategic shareholder in Premier.

We plan to retain our interests in the producing Chinguetti field (8.23%), PSC B (9.23%) containing the Tiof and Tevet discoveries, and PSC A (4.62%) containing the Banda discovery.

Premier's Chief Executive, Simon Lockett, said:

"We have decided to terminate the disposal process as we consider the offers received do not fully reflect the value of Premier's Mauritanian interests and at continuing strong commodity prices we can generate better value for shareholders by retaining these assets. To this end we look forward to working with the new operator Petronas to fully exploit the significant potential in Mauritania."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END